PROXY MEMORANDUM

To:	Eli Lilly and Company Shareholders
Subject:	Shareholder resolution on extent to which risks related to public concern over drug pricing are integrated into incentive compensation policies for senior executives
Date:	March 19, 2018
Contact:	Donna Meyer, Director of Shareholder Advocacy, dmeyer@mercyinvestments.org

At the upcoming Eli Lilly and Company (“Eli Lilly”) annual shareholders’ meeting on May 7, 2018, shareholders will have the opportunity to vote on a proposal sponsored by shareholders1, who together hold more than 800,000 common shares of Eli Lilly, asking the Company to disclose how it considers risks stemming from public concern over high drug prices in setting incentive pay arrangements for senior executives. We urge you to vote FOR proposal #10 as described below.

RESOLVED, that shareholders of Eli Lilly and Company (“Eli Lilly”) urge the Compensation Committee (the “Committee”) to report annually to shareholders on the extent to which risks related to public concern over drug pricing strategies are integrated into Eli Lilly’s incentive compensation policies, plans and programs (together, “arrangements”) for senior executives. The report should include, but need not be limited to, discussion of whether incentive compensation arrangements reward, or not penalize, senior executives for (i) adopting pricing strategies, or making and honoring commitments about pricing, that incorporate public concern regarding the level or rate of increase in prescription drug prices; and (ii) considering risks related to drug pricing when allocating capital.

We believe that incentive compensation programs should not just encourage executives to achieve financial objectives, but also to manage key business risks effectively. Eli Lilly acknowledges in its most recent proxy statement that compensation programs must balance the long-term interests of employees, shareholders and customers.2 But, the company does not explain how its incentive compensation arrangements reflect customer interests.

Reactions of the public, health care payers, policymakers and prescribers to high drug prices pose a serious challenge, in our view, to sustainable value creation by pharmaceutical companies. High drug prices may create several kinds of risk:

▪
They may damage corporate reputation, as illustrated by Mylan’s 2016 EpiPen controversy. According to Gallup, the pharmaceutical industry’s favorability rating stands at 33 percent, lower than the 23 other industries included in the poll.[3] Poor reputation can make it more difficult to recruit and retain talented employees.[4]

1 Mercy Investment Services, Inc.; American Baptist Home Mission Society; Catholic Health Initiatives; Daughters of Charity, Province of St. Louise; Friends Fiduciary Corporation; Mercy Health; Oblate International Pastoral Investment Trust; Sisters of St. Francis Charitable Trust; Trinity Health; UAW Retiree Medical Benefits Trust
2  Preliminary Proxy Statement filed on Feb. 23, 2018, at 35.
3  news.gallup.com/poll/12748/business-industry-sector-ratings.aspx
4  See http://www.mandrake.ca/bill/images/corporate_responsibility_white_paper.pdf (summarizing evidence that perceptions regarding corporate social responsibility drive higher levels of employee engagement and retention); see also https://business.missouri.edu/sites/default/files/publication/turban_greening_1997_amj.pdf

▪	Payers may rely more heavily on outside analyses of drugs’ value, which have been used to support price rollbacks on costly hepatitis C drugs;[5] and
▪
High prices may spur regulatory intervention. Legislation has been passed in several states addressing pricing-related issues, including notice of intended price increases, and many more measures have been introduced and advanced through committee.[6]

Eli Lilly has come under fire for increasing the price of insulin medications Humalog and Humulin. Insulin prices have increased by more than 240 percent in the past 10 years, leading some patients to skip doses.7 In September 2017, patients protested high insulin prices at Eli Lilly’s headquarters, demanding lower prices as well as more complete disclosure regarding costs and profits.8  Six states and the District of Columbia, as well as the U.S. Attorney for the Southern District of New York, have requested information or issued civil investigative demands regarding Eli Lilly’s insulin pricing and sales.9

Some companies have responded to these kinds of public concerns by committing not to raise prices by more than a certain amount per year. For example, Allergan committed in 2016 to limit annual price hikes to single digits.10 We are concerned that Eli Lilly’s incentive pay arrangements, which use revenue and earnings per share targets to determine payouts, may discourage executives from considering such a commitment.

In our view, rewarding executives for boosting revenue can create additional risks when that revenue is generated primarily or solely through price increases. In 2017, holders of approximately 80 percent of Mylan shares voted opposed management’s “say on pay” proposal,11 following a “vote no” campaign by institutional investors that cited high pay “amid a public and regulatory backlash” related to EpiPen pricing.12

Eli Lilly claims that its proxy statement already identifies the factors considered in setting pay for the company’s named executive officers and that the disclosure sought in the proposal is “unnecessary.” Eli Lilly unsuccessfully advanced a similar argument to the Staff of the SEC, claiming its proxy statement disclosures about executive pay “substantially implemented” the proposal and that the company should not have to allow shareholders to vote on it.13

We believe that the information sought by the proposal would give shareholders valuable information about how Eli Lilly’s executive pay practices balance financial goals and management of pricing-related risks. We therefore urge shareholders to vote FOR proposal #10.

5  See www.wired.com/story/fighting-high-drug-prices/
6  A State Prescription Drug Legislative Trackers can be found at nashp.org/wp-content/uploads/2018/01/RxStateTracker-3.9.18.pdf (2018) and https://nashp.org/wp-content/uploads/2016/09/Rx-Legislative-Tracker-2017-Final.pdf (2017).
7  www.nbcnews.com/health/health-news/several-probes-target-insulin-drug-pricing-n815141; www.bloomberg.com/news/articles/2017-06-29/the-crazy-math-behind-drug-prices; www.nbcnews.com/health/health-news/several-probes-target-insulin-drug-pricing-n815141
8  www.diabetesdaily.com/blog/diabetes-advocates-protest-at-eli-lilly-about-insulin-prices-482111/
9  Eli Lilly Filing on Form 10-K filed on Feb. 20, 2018, at 25-26.
10  E.g., www.cnbc.com/2016/09/08/pharma-industry-should-self-police-drug-prices-allergan-ceo-says.html
11  See www.sec.gov/Archives/edgar/data/1623613/000119312517216777/d412323d8k.htm
12  www.sec.gov/Archives/edgar/data/1517047/000121465917003708/d530170px14a6g.htm
13  www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2018/mercyuaw030218-14a8.pdf